Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-290539

(Relating to the Preliminary Prospectus Supplement

dated April 30, 2026 to the Prospectus dated September 26, 2025)

The Western Union Company

$165,000,000 4.750% Notes due 2029

April 30, 2026

Pricing Term Sheet

Issuer:	The Western Union Company

Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)

Format:	SEC-Registered

Trade Date:	April 30, 2026

Settlement Date**:	May 5, 2026 (T+3)

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2026

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement.

Change of Control:	If a Change of Control Triggering Event (as defined under “Description of the Notes—Optional Redemption—Change of Control” in the preliminary prospectus supplement) occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Business Days:	New York

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include repayment of outstanding borrowings under our commercial paper program or under our $800.0 million unsecured term loan facility.

Book-Running Manager:	Wells Fargo Securities, LLC

Principal Amount:

$165,000,000 (the “Securities”)

The Securities offered hereby constitute a further issuance of the 4.750% Notes due 2029 that The Western Union Company issued prior to the date hereof (the “2029 Existing Securities”) and will be consolidated with, and form a single series with, the 2029 Existing Securities for all purposes under the indenture governing the 2029 Existing Securities, including with respect to voting (the 2029 Existing Securities, together with the Securities, the “2029 Securities”). Upon issuance, the Securities will have the same terms as the 2029 Existing Securities (other than the issue date, price to public and interest accrued prior to the issue date of the Securities), will be fungible with the 2029 Existing Securities for U.S. federal income tax purposes and will have the same CUSIP and ISIN numbers as the 2029 Existing Securities. Following the issuance of the Securities offered hereby, the total outstanding principal amount of the 4.750% Notes due 2029 will be $615,000,000.

Maturity Date:	June 15, 2029

Price to Public (percent of principal amount):	98.793% of principal amount, plus accrued and unpaid interest of $1,219,166.67 from and including March 9, 2026 to, but excluding, May 5, 2026

Net Proceeds (before expenses) to Issuer:	$162,595,950.00, excluding accrued interest

Spread to Benchmark Treasury:	+125 basis points

Benchmark Treasury:	3.875% due April 15, 2029

Benchmark Treasury Price and Yield:	99-28+; 3.914%

Yield to Maturity:	5.164%

Coupon (Interest Rate):	4.750%

Optional Redemption — Make-Whole Call:	Make-whole call at any time prior to May 15, 2029, at the greater of (1) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement) plus 20 basis points, less unpaid interest accrued thereon to, but not including, the redemption date and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, unpaid interest accrued thereon to, but not including, the redemption date

Optional Redemption — Par Call:	Par call at any time on or after May 15, 2029, at a price equal to 100% of the principal amount of the notes being redeemed, plus unpaid interest accrued thereon to, but not including, the redemption date

CUSIP / ISIN:	959802 BB4 / US959802BB45

*

Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**

The Issuer expects to deliver the notes against payment on or about May 5, 2026, which is the third U.S. business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one U.S. business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first U.S. business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the first U.S. business day before the settlement date should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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